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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September , 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Excellon PROVIDES CORPORATE UPDATE

Toronto, Ontario – September 12, 2022 – Excellon Resources Inc. (TSX:EXN; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to provide an update on ongoing value-driving initiatives.1

Ongoing initiatives:

●	Evaluating a spin-out of Excellon’s highly prospective Silver City Project in Saxony, Germany to Excellon shareholders as a new growth-focused greenfields exploration company (“SpinCo”).

●	Pursuing acquisition opportunities with potential to further enhance value through Excellon’s operating experience, particularly in Mexico.

●	Advancing planned drilling at Kilgore aimed at further defining areas of high-grade mineralization, while also testing mineralized potential at depth and on strike.

●	Exploring partnership opportunities to pivot Platosa from production to a potentially exciting exploration prospect.

Shawn Howarth, President and CEO, commented:

“The Company is at an inflection point, where to continue growing we need to capitalize on opportunities that drive additional value. A spin-out of Silver City would fit that strategy and provide Excellon shareholders with direct exposure to district-scale exploration focused in a historically prolific mining region.”

Mr. Howarth added, “Kilgore is a cornerstone exploration project in our portfolio that will benefit from continued advancement, including the ongoing drill program. Acquiring advanced development or producing assets with further potential to benefit from an experienced operational management team would be another way to grow value and attract liquidity to the Company and will be rigorously pursued.”

Spin-Out of the Silver City Project

Excellon is considering the structure and timing of a spin-out of its Silver City Project in Saxony, Germany as a European-focused exploration company. In connection with the prospective spin-out, the Company expects that SpinCo would conduct a financing to fund working capital and continuing exploration activities. Additionally, the Company’s intention would be to seek a listing for SpinCo shares on a recognized Canadian stock exchange, subject to fulfilling all of the applicable regulatory and listing requirements.

Further details will be provided in due course.

Expected benefits of SpinCo for Excellon shareholders include:

●	Valuation reset expected for Silver City as a publicly traded European-focused exploration company;

●	New market opportunity for investors seeking direct exposure to a pure-play, high-grade district-scale silver exploration project in a favourable jurisdiction; and

●	Potential for improved trading liquidity for SpinCo as a separate public company.

Silver City was mined for high-grade silver for over 800 years until the late 19th century. Excellon holds exploration licenses totaling 340 km2 over a major epithermal silver system that has been encountered on almost every drill hole, with high-grade intersections including 1,043 g/t AgEq over 1.3 metres, 1,042 g/t AgEq over 0.45 metres and 1,633 g/t AgEq over 0.35 metres. The exploration team and institutional support for Silver City in Saxony, Germany is exceptional.2

1 This press release contains forward-looking statements about expected future actions, events and performance. Please refer to the Cautionary Statements at the end of this press release.

2 For further details, please refer to the Silver City Project page on the Company’s website at www.excellonresources.com (including the current Technical Report for the Saxony Silver Project effective March 31, 2022, and Excellon’s press releases dated February 18, 2021, June 8, 2021 and February 9, 2022, each of which is also available under the Company’s profile at www.sedar.com).

Drilling Update at the Kilgore Project

Excellon is drilling the fifth hole at Kilgore for a total of approximately 1,500 metres drilled since the start of its 2022 exploration program. While assays are pending, the Company has been encouraged by the drilling to date. Drill core has generally aligned with expected lithology per the Company’s geological models and visible gold was observed in the first hole of drilling.

Goals for exploration in 2022 include:

1)	Oriented drilling to better understand the geometry and resolution of mineralization within existing high-grade mineralized structures;

2)	Step-out drilling to better understand potential mineralized extensions of the currently defined grade shell, particularly in areas at depth where the Company believes disseminated mineralization may continue into the sedimentary package; and

3)	A re-evaluation of existing core combined with a rigorous property-wide geophysics and soil sampling program aimed at generating new drill targets to add to prior exploration successes to date at the project.

Assays for drilling to date have been sent to ALS in Nevada and Vancouver for processing, with results expected in due course.

Mexico Operations

Operations in Mexico are planned to be wound down responsibly, with the cooperation of the employees and local community. Production at Platosa will continue to the end of September, with remaining ore processed and care and maintenance preparations to be completed through the month of October. The Company remains committed to Mexico, supported by a strong operating team that was forged by successfully addressing Platosa’s unique and complex set of operating challenges, from mining and dewatering to geology and ground control, over the 17-year life of the Platosa Mine. Excellon’s team has proven resilient at managing challenging mining operations and improving working conditions and productivity. The Company is actively reviewing acquisition and partnership opportunities to generate new value for Excellon shareholders and continue its business in Mexico on a new asset base, with untapped potential, that could benefit from an improved and effective management philosophy. The Company is also reviewing partnership opportunities to advance exploration at Platosa, where Jaboncillo (manto) and PDN (skarn) remain compelling, drill-ready targets.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities, and shareholders. The Company is advancing a precious metals growth pipeline that includes: Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration; and Platosa, a high-grade silver mine producing in Mexico since 2005, scheduled to wind-down in Q3 2022, with an 11,000 hectare exploration package on Mexico’s carbonate replacement deposit (CRD) trend. The Company is also actively seeking to capitalize on current market conditions by acquiring undervalued projects in the Americas. Additional details on Excellon’s properties are available on the Company’s website at www.excellonresources.com.

For further information, please contact:

Excellon Resources Inc.

Shawn Howarth, President & Chief Executive Officer

Daniel Hall, Chief Financial Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

CAUTIONARY STATEMENTS ON FORWARD-LOOKING STATEMENTS AND OTHER MATTERS

Forward-Looking Statements

All statements, other than statements of historical fact, contained or incorporated by reference in this press release constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as: “advancing”, “aimed”, “attract”, “believe”, “considering”, “contemplating”, “continue”, “could”, “demonstrate”, “development”, “direction”, “discovery”, “drill-ready”, “drive”, “due course”, “encouraged”, “evaluating”, “exciting”, “expect”, “exploring”, “estimate”, “flexibility”, “focus”, “future”, “goals”, “greenfields”, “growing”, “intention”, “initiative”, “may”, “models”, “new”, “ongoing”, “opportunities”, “option”, “pending”, “philosophy”, “pipeline”, “pivot”, “planned”, “potential”, “processing”, “program”, “project”, “prospective”, “provide”, “pursuing”, “re-evaluation”, “reviewing”, “risk”, “seeking”, “strategy”, “target”, “testing”, “transition”, “vision”, “will” and “would”, or variations of such words, and similar such words, expressions or statements that certain actions, events or results can, could, may, should, will (or not) be achieved, occur, provide, result or support in the future or which, by their nature, refer to future events. In some cases, forward-looking information may be stated in the present tense, such as in respect of current matters that may be continuing, or that may have a future impact or effect. Forward-looking statements include, without limitation, statements regarding ongoing initiatives (including any value or other impacts thereof); any spin-out of the Silver City Project (including consideration thereof, the intention of the Company to seek a public listing of SpinCo and fulfilling the requirements thereof (and there can be no assurance of such fulfilment or public listing), any related financing and purpose thereof and future operations) and the benefits thereof to Excellon shareholders and investors (including exposure to the project, valuation re-rate, being a new market opportunity and improved trading liquidity); acquisition and other opportunities (including untapped potential, benefits of new management, and ways or potential to generate, grow or enhance value (with continuing business in Mexico or otherwise), or attract liquidity) and the pursuit thereof; mineralization, mineralized structures and grade shells (including potential, grade, further definition, continuation and location); partnership opportunities and any pivot of Platosa to an exploration prospect (including any assessment or nature thereof); exploration projects, programs and activities (including scale, prospects and prospectivity, goals, successes, targets and current assessments of drilling to date); partnership opportunities to advance exploration at Platosa; drill-ready targets; continuing wind-down of Platosa (including completion of mined ore production and care and maintenance preparations); transfer of the debenture security (including effect on the wind-down of operations in Mexico); wealth creation; realization of strategic opportunities (and results thereof); future production, project economics, development success and discovery potential; and capitalizing on current market conditions. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct, and any forward-looking statements by the Company are not guarantees of future actions, results or performance. Forward-looking statements are based on assumptions, estimates, expectations and opinions, which are considered reasonable and represent best judgment based on available facts, as of the date such statements are made. If such assumptions, estimates, expectations and opinions prove to be incorrect, actual and future results may be materially different than expressed or implied in the forward-looking statements. The assumptions, estimates, expectations and opinions referenced, contained or incorporated by reference in this press release which may prove to be incorrect include those set forth or referenced in this press release, as well as those stated in the Company press releases referenced in this press release (collectively, “Referenced Press Releases”), the Company’s annual information form dated March 31, 2022 (“2022 AIF”), the current technical reports for the Company’s projects (collectively, the “Technical Reports”), the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021 and the quarters already ended in 2022 (collectively, the “FYE2021 and 2022 MD&A”), read together with the accompanying financial statements, and the Company’s other applicable public disclosure, all available on the Company’s website at www.excellonresources.com and under its profile at www.sedar.com. Forward-looking statements are inherently subject to known and unknown risks, uncertainties, contingencies and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by the forward-looking statements. Such risks, uncertainties, contingencies and other factors include, among others, the “Risk Factors” in the 2022 AIF, and the risks, uncertainties, contingencies and other factors identified in the Referenced Press Releases, the Technical Reports and the FYE2021 and 2022 MD&A (read together with the accompanying financial statements) and the Company’s other applicable public disclosure. The foregoing list of risks, uncertainties, contingencies and other factors is not exhaustive; readers should consult the more complete discussion of the Company’s business, financial condition and prospects that is provided in the 2022 AIF and the other aforementioned documents. The forward-looking statements referenced or contained in this press release are expressly qualified by these Cautionary Statements as well as the Cautionary Statements in the Referenced Press Releases, the 2022 AIF, the Technical Reports and the FYE2021 and 2022 MD&A (and accompanying financial statements) and the Company’s other applicable public disclosure. Forward-looking statements contained herein are made as of the date of this press release (or as otherwise expressly specified) and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable laws.

Mineral Resources

Until mineral deposits are actually mined and processed, mineral resources must be considered as estimates only. Mineral resource estimates that are not classified as mineral reserves do not have demonstrated economic viability. The estimation of mineral resources is inherently uncertain, involves subjective judgement about many relevant factors and may be materially affected by, among other things, environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant risks, uncertainties, contingencies and other factors described in the foregoing Cautionary Statements. The accuracy of any mineral resource estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable and depend, to a certain extent, upon the analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. The quantity and grade of “inferred” mineral resource estimates are uncertain in nature and there has been insufficient exploration to define “inferred” mineral resource estimates as an “indicated” or “measured” mineral resource and it is uncertain if further exploration will result in upgrading “inferred” mineral resource estimates to an “indicated” or “measured” mineral resource category. It cannot be assumed that all or any part of a “inferred”, “indicated” or “measured” mineral resource estimate will ever be upgraded to a higher category including a mineral reserve. The mineral resource estimates declared by the Company were estimated, categorized and reported using standards and definitions under applicable Canadian securities laws governing the public disclosure of scientific and technical information concerning mineral projects. Accordingly, information describing mineral resource estimates for the Company’s projects may not be comparable to similar information publicly reported in accordance with the applicable requirements of the United States Securities and Exchange Commission, and so there can be no assurance that any mineral resource estimate for the Company’s projects would be the same had the estimates been prepared per such requirements.

Qualified Persons

Mr. Paul Keller, P. Eng., Chief Operating Officer of the Company and a Qualified Person as defined in NI 43-101 (a “QP”), reviewed, verified and approved the scientific and technical information relating to operations contained in this press release. Mr. Jorge Ortega, M.Sc., P.Geo., Vice President Exploration and a QP, reviewed, verified and approved the scientific and technical information relating to geological interpretation and results contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: September 12, 2022	By:	/s/ Nicholas J. Hayduk
Chief Legal Officer &
Vice President, Corporate Affairs
and Corporate Secretary